                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. )(1)

                              Earth Biofuels, Inc.
                              --------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    27031F102
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 11, 2007
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 2 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PORTSIDE GROWTH AND OPPORTUNITY FUND
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Cayman Islands
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY             Series A Warrant to purchase up to 344,828 shares of
  OWNED BY               Common Stock
    EACH
 REPORTING               $2,000,000 Principal Amount 8% Senior Convertible Note
PERSON WITH              convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   8     SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 3 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RAMIUS CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY             Series A Warrant to purchase up to 344,828 shares of
  OWNED BY               Common Stock
    EACH
 REPORTING               $2,000,000 Principal Amount 8% Senior Convertible Note
PERSON WITH              convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   8     SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IA, OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 4 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    C4S & CO., L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY             Series A Warrant to purchase up to 344,828 shares of
  OWNED BY               Common Stock
    EACH
 REPORTING               $2,000,000 Principal Amount 8% Senior Convertible Note
PERSON WITH              convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   8     SHARED VOTING POWER

                              - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 5 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    PETER A. COHEN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 6 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MORGAN B. STARK
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 7 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JEFFREY M. SOLOMON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 8 of 19 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS W. STRAUSS
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH              Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         Series A Warrant to purchase up to 344,828 shares of
                         Common Stock

                         $2,000,000 Principal Amount 8% Senior Convertible Note
                         convertible into 689,655 shares of Common Stock
------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

               Series A Warrant to purchase up to 344,828 shares of Common Stock

               $2,000,000 Principal Amount 8% Senior Convertible Note
               convertible into 689,655 shares of Common Stock
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    Less than 1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 9 of 19 Pages
----------------------                                    ----------------------

            The following  constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1.           SECURITY AND ISSUER.

            This  statement  relates  to shares of the common  stock,  par value
$0.001 per share (the "Shares"), of Earth Biofuels, Inc., a Delaware corporation
(the "Issuer").  The address of the principal executive offices of the Issuer is
3001 Knox Street, Suite 403, Dallas, TX 75205.

Item 2.           IDENTITY AND BACKGROUND.

      (a) This statement is filed by:

            (i)   Portside Growth and Opportunity Fund, a Cayman Islands
                  corporation ("Portside"), with respect to the Shares directly and beneficially owned by it;

            (ii)  Ramius Capital Group,  L.L.C.,  a Delaware  limited  liability company  ("Ramius  Capital"),  who  serves  as the  investment manager of Portside;

            (iii) C4S &  Co.,  L.L.C.,  a  Delaware  limited  liability  company
                  ("C4S"), who serves as managing member of Ramius Capital;

            (iv)  Peter  A.  Cohen  ("Mr.  Cohen"),  who  serves  as  one of the managing members of C4S;

            (v)   Morgan  B.  Stark  ("Mr.  Stark"),  who  serves  as one of the managing members of C4S;

            (vi)  Thomas W. Strauss  ("Mr.  Strauss"),  who serves as one of the managing members of C4S; and

            (vii) Jeffrey M. Solomon ("Mr.  Solomon"),  who serves as one of the managing members of C4S;

            Each of the  foregoing  is referred to as a  "Reporting  Person" and collectively as the "Reporting  Persons." Each of the Reporting Persons is party to  that  certain  Joint  Filing  Agreement,  as  further  described  in Item 6.
Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

            (b) The address of the principal  office of each of Ramius  Capital,
C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th
Floor, New York, New York 10017.

            The  address  of the  principal  office of  Portside  is c/o  Ramius
Capital Group,  L.L.C., 666 Third Avenue,  26th Floor, New York, New York 10017.
The officers  and  directors of Portside  and their  principal  occupations  and

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 10 of 19 Pages
----------------------                                    ----------------------

business  addresses are set forth on Schedule A and incorporated by reference in this Item 2.

            (c) The  principal  business  of  Portside  is  serving as a private investment  fund.  Ramius Capital is engaged in money  management and investment advisory  services for third  parties and  proprietary  accounts.  C4S serves as managing member of Ramius  Capital.  Mr. Cohen,  Mr. Strauss,  Mr. Stark and Mr.
Solomon serve as co-managing members of C4S.

            (d) No  Reporting  Person  has,  during  the last five  years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

            (e) No Reporting Person has, during the last five years,  been party to a  civil  proceeding  of a  judicial  or  administrative  body  of  competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Messrs.  Cohen, Stark,  Strauss, and Solomon are citizens of the
United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Pursuant to a Securities Purchase Agreement dated July 24, 2006 (the
"SPA"), Portside paid the Issuer $2,000,000 to acquire a senior convertible note
(the "Note") and a Series A warrant to purchase Common Stock  exercisable for up to 344,828  Shares  (the  "Series A  Warrant")(2).  Upon the closing of the SPA,
Portside,   the  other  lenders   under  that   agreement   (collectively,   the
"Noteholders")  and the Issuer  entered  into a  Registration  Rights  Agreement pursuant to which the Issuer agreed to provide certain  registration rights with respect to the Shares  issuable upon  conversion of the Note and exercise of the
Series A Warrant under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws.

            Funds for the  purchase  of the Note and Series A Warrant,  reported herein held by Portside,  were derived from general working capital.  A total of approximately  $2,000,000  was paid to  acquire  the Note and  Series A  Warrant reported herein.

Item 4.           PURPOSE OF TRANSACTION.

            The  Reporting  Persons  originally  purchased the Note and Series A
Warrant  based on the  Reporting  Persons'  belief  that  the Note and  Series A
Warrant,  when  purchased,  represented  an attractive  investment  opportunity.

----------------
(2) Portside also received a Series B warrant to purchase Shares exercisable for up to 344,828  Shares (the "Series B Warrant") in  connection  with the SPA. The
Series B Warrant,  however,  is not  presently  exercisable  and can only become exercisable  if and to the extent that the Issuer forces  conversion of the Note prior to maturity, a right which the Issuer presently does not have.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 11 of 19 Pages
----------------------                                    ----------------------

Portside's  beneficial  ownership  of the  Shares  is  subject  to  the  Blocker described  below in Item 5.  Although  Portside  is acting in its  capacity as a creditor of the Issuer and not in its capacity as a potential equity holder, and although the Reporting Persons believe that, in any event, the Blocker described below would  preclude  them (and any group they may be or become a part of) from being  deemed to have  acquired  beneficial  ownership of more than 4.99% of the equity securities of the Issuer, the Reporting Persons have elected to file this
Schedule  13D at this time out of an excess of caution.  Depending  upon overall market  conditions,  other investment  opportunities  available to the Reporting
Persons,  and the  availability of Shares at prices that would make the purchase or sale of Shares  desirable,  the Reporting Persons may endeavor to increase or decrease their position in the Issuer through,  among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

            On September 8, 2006,  Portside delivered an Event of Default Notice and Event of Default  Redemption  Notice (as  defined in the Note) to the Issuer
(the "First Event of Default Notice"), which set forth certain Events of Default
(as defined in the Note) of the Issuer that had occurred.  The Events of Default required the Issuer to redeem the entire Note in full at the aggregate  Event of
Default Redemption Price (as defined in the Note),  which, at the time the First
Event of Default Redemption Notice was delivered, was approximately $2,446,000.

            On October 17,  2006,  Portside  delivered a second Event of Default
Notice and Event of Default  Redemption  Notice to the Issuer (the "Second Event
of Default  Notice"),  relating to the failure of the Issuer to pay  interest on the Note to Portside.

            On October  27,  2006,  Portside  delivered a third Event of Default
Notice and Event of Default  Redemption  Notice to the  Issuer  reasserting  the
Events of Default  set forth in both the First and the  Second  Event of Default
Notice and setting forth  certain  Events of Default that required the Issuer to redeem  the entire  Note in full at the  aggregate  Event of Default  Redemption
Price, which, at the time, was approximately $2,406,566.67.

            By reason of the occurrence of the certain Events of Default and the delivery  of the Event of  Default  Notices,  the  Issuer's  obligations  to the
Reporting  Persons have been accelerated and debt currently due and owing by the
Issuer to the Reporting Persons exceeds $3.2 million.

            On June 7, 2007,  Portside commenced a lawsuit against the Issuer in the United States District Court for the Southern  District of New York alleging among other things,  (1) the Issuer's  failure to disclose to Portside  material facts  related to a  transaction  involving  its  primary  shareholder;  (2) its failure to register  securities  as  required by the July 24, 2006  Registration
Rights Agreement; and (3) its failure to pay interest as, when and in the amount due. A copy of the suit is attached hereto as Exhibit 10 and incorporated herein by reference.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 12 of 19 Pages
----------------------                                    ----------------------

            On July 11,  2007,  Portside  and  certain of the other  Noteholders under the SPA,  acting in concert  solely in their  capacity as creditors of the
Issuer  (the  "Restructuring  Noteholders"),  filed  an  involuntary  bankruptcy petition  requesting that an order for relief be entered against the Issuer,  as debtor,  under  chapter 7 of Title 11,  United States Code, by the United States
Bankruptcy  Court for the  District  of  Delaware,  a copy of which is  attached hereto as  Exhibit  99.11  (the  "Involuntary  Petition").  In the  absence of a consensual restructuring or full repayment of the debt owed to the Restructuring
Noteholders,  the Restructuring  Noteholders  intend to enforce their respective and collective rights and remedies under the Notes,  applicable state law and/or federal bankruptcy law. By virtue of such actions, the Restructuring Noteholders may be  deemed  to have  formed  a  "group"  for  purposes  of Rule  13d-5(b)(1)
promulgated  under the Securities  Exchange Act of 1934, as amended;  (the "1934
Act") however,  each of the Reporting Persons expressly disaffirms the existence of a group  with  regard to the Shares (or any  securities  convertible  into or exercisable  for  Shares).  None  of the  Reporting  Persons  has any  plans  or proposals  to convert the  outstanding  principal  of the Note into Shares or to exercise  the  Series A Warrant or to  exercise  any  remedy  available  to such
Reporting Person by virtue of such Reporting  Person's  beneficial  ownership of equity securities of the Issuer and all of the foregoing actions which have been or may be taken by the Restructuring  Noteholders  solely relate to the exercise of the Restructuring  Noteholders'  rights as creditors of the Issuer in respect of their Note.

            Certain of the other  Noteholders  have filed  separately  their own
Schedule 13D with respect to the Issuer. Each of the Reporting Persons disclaims beneficial ownership of any securities owned by the other Noteholders.

            No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  conditions in the securities markets and general economic and  industry  conditions,  the  Reporting  Persons  may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer  concerning  changes to the  capitalization,  ownership  structure or operations  of the Issuer,  purchasing  Shares of the Issuer,  engaging in short selling of or any hedging or similar  transaction  with respect to Shares of the
Issuer, the Note or Series A Warrant or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

            The  aggregate  percentage of Shares  reported  owned by each person named herein is based upon 246,017,970 Shares  outstanding,  as of May 15, 2007, which is the total  number of Shares  outstanding  as reported  in the  Issuer's
Quarterly  Report on Form  10-QSB/A,  filed  with the  Securities  and  Exchange

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 13 of 19 Pages
----------------------                                    ----------------------

Commission on June 13, 2007.  Neither the Series A Warrant nor the Note (nor the
Series B Warrant)  may be exercised  or  converted  if,  after such  exercise or conversion,  the  Reporting  Persons  would  beneficially  own, as determined in accordance  with  Section  13(d) of the 1934 Act and the rules  and  regulations promulgated thereunder,  including, without limitation, any beneficial ownership determinations  based on any Reporting  Persons being deemed part of a group for purposes  of  Section  13(d),  more than 4.99% of the number of shares of Common
Stock then issued and outstanding (all of the foregoing, the "Blocker").

A.    Portside

      (a)   As of the date of this filing, Portside may be deemed to
            beneficially own (i) 689,655 Shares upon the conversion of the outstanding principle of the Note and (ii) 344,828 Shares upon the exercise of the Series A Warrant.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 689,655 Shares upon the conversion of the outstanding principle of the Note and 344,828
            Shares upon the exercise of the Series A Warrant.
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 689,655
            Shares upon the conversion of the outstanding principle of the
            Note and 344,828 Shares upon the exercise of the Series A Warrant.
            4. Shared power to dispose or direct the disposition: 0

      (c)   Portside did not enter into any transactions in the Shares during the past 60 days.

B.    Ramius Capital

      (a)   As of the date of this filing, as the investment advisor of
            Portside, Ramius Capital may be deemed the beneficial owner of
            (i) 689,655 Shares upon the conversion of the outstanding
            principle of the Note and (ii) 344,828 Shares upon the exercise of the Series A Warrant.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 689,655 Shares upon the conversion of the outstanding principle of the Note and 344,828
            Shares upon the exercise of the Series A Warrant.
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 689,655
            Shares upon the conversion of the outstanding principle of the
            Note and 344,828 Shares upon the exercise of the Series A Warrant.
            4. Shared power to dispose or direct the disposition: 0

      (c)   Ramius Capital did not enter into any transactions in the Shares during the past 60 days.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 14 of 19 Pages
----------------------                                    ----------------------

C.    C4S

      (a)   As of the date of this filing, as the managing member of Ramius
            Capital, C4S may be deemed the beneficial owner of (i) 689,655
            Shares upon the conversion of the outstanding principle of the
            Note and (ii) 344,828 Shares upon the exercise of the Series A
            Warrant.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 689,655 Shares upon the conversion of the outstanding principle of the Note and 344,828
            Shares upon the exercise of the Series A Warrant.
            2. Shared power to vote or direct vote: 0
            3. Sole power to dispose or direct the disposition: 689,655
            Shares upon the conversion of the outstanding principle of the
            Note and 344,828 Shares upon the exercise of the Series A Warrant.
            4. Shared power to dispose or direct the disposition: 0

      (c)   C4S did not enter into any transactions in the Shares during the past 60 days.

D.    Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

      (a)   As of the date of this filing, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be
            deemed the beneficial owner of (i) 689,655 Shares upon the conversion of the outstanding principle of the Note and (ii)
            344,828 Shares upon the exercise of the Series A Warrant.

            Percentage: Less than 1% as of the date hereof.

      (b)   1. Sole power to vote or direct vote: 0
            2. Shared power to vote or direct vote: 689,655 Shares upon the conversion of the outstanding principle of the Note and 344,828
            Shares upon the exercise of the Series A Warrant
            3. Sole power to dispose or direct the disposition: 0
            4. Shared power to dispose or direct the disposition: 689,655
            Shares upon the conversion of the outstanding principle of the
            Note and 344,828 Shares upon the exercise of the Series A Warrant

      (c)   None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has
            entered into any transactions in the Shares during the past 60 days.

      (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

      (e)   Not applicable.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 15 of 19 Pages
----------------------                                    ----------------------

Item 6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER.

            On July 23, 2007, Portside,  Ramius Capital, C4S, Mr. Cohen, Mr.
Solomon, Mr. Stark and Mr. Strauss (collectively,  the "Group") entered into a
Joint Filing  Agreement  (the "Joint Filing  Agreement")  in which the parties agreed  to the  joint  filing  on  behalf  of each of  them of  statements  on
Schedule  13D with  respect  to the  securities  of the  Issuer to the  extent required  by  applicable  law.  The Joint  Filing  Agreement  is  attached  as
Exhibit 99.1 hereto and is incorporated herein by reference.

            As described in Item 4 above, in connection with the issuance of the
Note, on July 24, 2006, the Issuer and the Noteholders  entered into the SPA and the Registration Right Agreement, a copy of which is referenced as Exhibits 99.3 and 99.4 hereto,  respectively (which incorporates by reference Exhibits 4.1 and
4.2 to the Current  Report on Form 8-K filed by the Issuer on July 25, 2006) and the  Issuer  issued  to  Portside  the Note  and the  Series  A  Warrant  (which incorporates by reference Exhibits 4.2 and 4.3 to the Current Report on Form 8-K
filed by the Issuer on July 25, 2006) a copy of which is  referenced as Exhibits
99.5 and 99.6 hereto.

            As  described  in Item 4  above,  on  September  8,  2006,  Portside delivered the Event of Default  Redemption Notice to the Issuer, a copy of which is attached as Exhibit 99.7 hereto.

            As  described  in  Item 4  above,  on  October  17,  2006,  Portside delivered the Event of Default  Redemption Notice to the Issuer, a copy of which is attached as Exhibit 99.8 hereto.

            As  described  in  Item 4  above,  on  October  27,  2006,  Portside delivered the Event of Default  Redemption Notice to the Issuer, a copy of which is attached as Exhibit 99.9 hereto.

            Other   than  as   described   herein,   there  are  no   contracts,
arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            99.1. Joint Filing Agreement by and among Portside,  Ramius Capital,
                  C4S, Mr. Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss,  dated
                  July 23, 2007.

            99.2. Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas
                  W. Strauss and Jeffrey M. Solomon, dated March 11, 2005.

            99.3. Securities Purchase  Agreement,  dated as of July 24, 2006, by and between Earth Biofuels,  Inc. and the purchasers listed on the schedule of buyers  (incorporated  by reference to Exhibit
                  4.1 to the Issuer's Form 8-K as filed with the  Securities and
                  Exchange Commission on July 25, 2006).

            99.4. Registration  Rights Agreement,  dated as of July 24, 2006, by and between Earth Biofuels,  Inc. and the purchasers listed on
                  Exhibit A thereto (incorporated by reference to Exhibit 4.2 to the  Issuer's  Form  8-K as  filed  with  the  Securities  and
                  Exchange Commission on July 25, 2006).

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 16 of 19 Pages
----------------------                                    ----------------------

            99.5. Form of 8% Senior  Convertible  Note issued by Earth Biofuels,
                  Inc., dated as of July 24, 2006  (incorporated by reference to
                  Exhibit  4.3 to  the  Issuer's  Form  8-K as  filed  with  the
                  Securities and Exchange Commission on July 25, 2006).

            99.6. Series A Warrant  to  Purchase  Common  Stock,  dated July 24,
                  2006, issued to Portside (incorporated by reference to Exhibit
                  4.4 to the Current Report on Form 8-K filed by Earth Biofuels,
                  Inc. on July 25, 2006).

            99.7. Event of Default Redemption  Notice,  dated September 8, 2006, from Portside Growth and  Opportunity  Fund to Earth Biofuels,
                  Inc.

            99.8. Event of Default  Redemption  Notice,  dated October 17, 2006, from Portside Growth and  Opportunity  Fund to Earth Biofuels,
                  Inc.

            99.9. Event of Default  Redemption  Notice,  dated October 27, 2007, from Portside Growth and  Opportunity  Fund to Earth Biofuels,
                  Inc.

            99.10. Complaint  filed  on June  7,  2007 by  Portside  Growth  and
                  Opportunity Fund as Plaintiff against Earth Biofuels,  Inc. as defendant,  in the  United  States  District  Court,  Southern
                  District of New York.

            99.11. Involuntary Petition with respect to Earth Biofuels, Inc., as debtor,  filed with the United States  Bankruptcy Court of the
                  District of Delaware on July 11, 2007.

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 17 of 19 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2007

PORTSIDE GROWTH AND OPPORTUNITY FUND   RAMIUS CAPITAL GROUP, L.L.C.
                                       By: C4S & Co., L.L.C.,
By: Ramius Capital Group, L.L.C.,          as managing member
its investment advisor
                                       C4S & CO., L.L.C.

                        By: /s/ Jeffrey M. Solomon
                            -----------------------------
                            Name:  Jeffrey M. Solomon
                            Title: Authorized Signatory

/s/ Jeffrey M. Solomon
-----------------------------
JEFFREY M. SOLOMON

Individually and as attorney-in-fact
for Peter A. Cohen, Morgan B. Stark
and Thomas W. Strauss

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 18 of 19 Pages
----------------------                                    ----------------------

SCHEDULE A
----------

         DIRECTORS AND OFFICERS OF PORTSIDE GROWTH AND OPPORTUNITY FUND

Name and Position           Principal Occupation        Principal Business Address
-----------------           --------------------        --------------------------

Mark Mitchell               Partner of Ramius Capital   666 Third Avenue
Director                    Group, L.L.C.               26th Floor
                                                        New York, New York 10017

Jeffrey M. Solomon          Managing Member of C4S &    666 Third Avenue
Director                    Co., L.L.C., which is the   26th Floor
                            Managing Member of Ramius   New York, New York 10017
                            Capital Group, L.L.C.

CFS Company Ltd.            Nominee Company registered  c/o Citco Fund Services
Director                    with Cayman Islands         (Cayman Islands) Limited
                            Monetary Authority and is   Corporate Center
                            affiliated with             West Bay Road
                            Administrator of the Fund   Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

CSS Corporation Ltd.        Affiliate of the            c/o Citco Fund Services
Secretary                   Administrator of the Fund   (Cayman Islands) Limited
                                                        Corporate Center
                                                        West Bay Road
                                                        Grand Cayman, Cayman
                                                        Islands
                                                        British West Indies

----------------------                                    ----------------------
CUSIP No. 490057106                   13D                    Page 19 of 19 Pages
----------------------                                    ----------------------

EXHIBIT INDEX
-------------

      Exhibit
      -------

99.1.  Joint Filing  Agreement by and among Portside,  Ramius Capital,  C4S, Mr.
       Cohen, Mr. Solomon, Mr. Stark and Mr. Strauss, dated July 23, 2007.

99.2.  Power of Attorney for Peter A. Cohen,  Morgan B. Stark, Thomas W. Strauss
       and Jeffrey M. Solomon, dated March 11, 2005.

99.3.  Securities Purchase Agreement,  dated as of July 24, 2006, by and between
       Earth Biofuels,  Inc. and the purchasers listed on the schedule of buyers
       (incorporated  by reference  to Exhibit 4.1 to the  Issuer's  Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006).

99.4.  Registration Rights Agreement,  dated as of July 24, 2006, by and between
       Earth  Biofuels,  Inc.  and the  purchasers  listed on  Exhibit A thereto
       (incorporated  by reference  to Exhibit 4.2 to the  Issuer's  Form 8-K as filed with the Securities and Exchange Commission on July 25, 2006).

99.5.  Form of 8% Senior Convertible Note issued by Earth Biofuels,  Inc., dated as of July 24,  2006  (incorporated  by  reference  to Exhibit 4.3 to the
       Issuer's Form 8-K as filed with the Securities and Exchange Commission on
       July 25, 2006).

99.6.  Form of Warrant to Purchase Common Stock of Earth Biofuels,  Inc.,  dated as of July 24,  2006  (incorporated  by  reference  to Exhibit 4.4 to the
       Issuer's Form 8-K as filed with the Securities and Exchange Commission on
       July 25, 2006).

99.7.  Event of  Default  Redemption  Notice,  dated  September  8,  2006,  from
       Portside Growth and Opportunity Fund to Earth Biofuels, Inc.

99.8.  Event of Default Redemption Notice, dated October 17, 2006, from Portside
       Growth and Opportunity Fund to Earth Biofuels, Inc.

99.9.  Event of Default Redemption Notice, dated October 27, 2006, from Portside
       Growth and Opportunity Fund to Earth Biofuels, Inc.

99.10. Complaint filed on June 7, 2007 by Portside  Growth and Opportunity  Fund
       as Plaintiff  against Earth  Biofuels,  Inc. as defendant,  in the United
       States District Court, Southern District of New York.

99.11. Involuntary  Petition  with respect to Earth  Biofuels,  Inc., as debtor, filed with the United States Bankruptcy Court of the District of Delaware
       on July 11, 2007.